SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Cryptologic, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

228906103

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[☐]	Rule 13d-1(b)
[☒]	Rule 13d-1(c)
[☐]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 228906103

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Green River Fund I., a Delaware limited partnership (IRS Identification No. 06-1503284), the sole general partner of which is Green River Management I, L.L.C., a Delaware limited liability company.  The managing members of Green River Management I, L.L.C. are Michael R. Stone and Daniel J. O’Brien.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization A Delaware limited partnership. The sole general partner is a Delaware limited liability company whose members are United States citizens.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 195,524 shares of Common Stock

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 195,524 shares of Common Stock

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 195,524 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 1.6%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 228906103

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Green River Fund II, L.P., a Delaware limited partnership (IRS Identification No. 06-1565217), the sole general partner of which is Green River Management I, L.L.C., a Delaware limited liability company.  The managing members of Green River Management I, L.L.C. are Michael R. Stone and Daniel J. O’Brien.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization A Delaware limited partnership. The sole general partner is a Delaware limited liability company whose members are United States citizens.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 31,719 shares of Common Stock

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 31,719 shares of Common Stock

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,719 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 0.3%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 228906103

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Green River Offshore Fund, Ltd., a Cayman Island company, the fund manager of which is Green River Offshore Fund Management Company, L.L.C., a Delaware limited liability company.  The managing members of Green River Offshore Fund Management Company, L.L.C. are Michael R. Stone and Daniel J. O’Brien.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization A Cayman Islands company.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 203,633 shares of Common Stock

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 203,633 shares of Common Stock

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 203,633 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 1.7%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 228906103

Item 1.
(a) Name of Issuer: Cryptologic, Inc.
(b) Address of Issuer's Principal Executive Offices: 1867 Yonge Street, Ontario, M45 1Y5 Canada

Item 2.
(a) Name of Person Filing:

(i)              Green River Fund I, L.P. is a Delaware limited partnership.  The name of the general partner of Green River Fund I, L.P. is  Green River Management I, L.L.C., a  Delaware limited liability company, whose business address is 177 Broad Street, Stamford, CT 06901.  The names and business address of the managing members of Green River Management I, L.L.C. are:  Michael R. Stone and Daniel J. O’Brien, the business address of each of whom is 177 Broad Street, Stamford, CT 06901.

(ii)             Green River Fund II, L.P. is a Delaware limited partnership.  The name of the general partner of Green River Fund II, L.P. is  Green River Management I, L.L.C., a  Delaware limited liability company, whose business address is 177 Broad Street, Stamford, CT 06901.  The names and business address of the managing members of Green River Management I, L.L.C. are:  Michael R. Stone and Daniel J. O’Brien, the business address of each of whom is 177 Broad Street, Stamford, CT 06901.

(iii)            Green River Offshore Fund, Ltd. is a Cayman Islands company.  The name of the fund manager of Green River Offshore Fund, Ltd. is Green River Offshore Fund Management Company, L.L.C., a Delaware limited liability company, whose business address is 177 Broad Street, Stamford, CT 06901.  The names and business address of the managing members of Green River Offshore Fund Management Company, L.L.C. are: Michael R. Stone and Daniel J. O’Brien, the business address of each of whom is 177 Broad Street, Stamford, CT 06901.

(b)	Address of Principal Business Office or, if none, Residence
(i) Green River Fund I, L.P. 177 Broad Street Stamford, CT 06901 (ii) Green River Fund II, L.P. 177 Broad Street Stamford, CT 06901
(iii) Green River Offshore Fund, Ltd. Hemisphere Fund Managers Limited 3rd Floor, Harbor Center P.O. Box 30362 5MB, George Town Grand Cayman, Cayman Islands
(c)	Citizenship:

(i)              Green River Fund I, L.P. is a Delaware limited partnership.  Its general partner is a Delaware limited liability company.  The managing members of the general partner are citizens of the United States.

(ii)             Green River Fund II, L.P. is a Delaware limited partnership.  Its general partner is a Delaware limited liability company.  The managing  members of the general partner are citizens of the United States.

CUSIP No. 228906103

(iii)            Green River Offshore Fund, Ltd. is a Delaware limited partnership.  Its fund manager is a Delaware limited liability company.  The managing members of the fund manager are citizens of the United States.

	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 228906103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C.78o)
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J)
If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

CUSIP No. 228906103

Item 4.	Ownership.
The following information is provided as of January 31, 2003:
	(a)	Amount beneficially owned:
		(i)	Green River Fund I, L.P. is the beneficial owner of 195,524 shares.(1)
		(ii)	Green River Fund II, L.P. is the beneficial owner of 31,719 shares.(1)
		(iii)	Green River Offshore Fund, Ltd. is the beneficial owner of 203,633 shares.(1)
	(b)	Percent of class:
		(i)	1.6% for Green River Fund I, L.P.;
		(ii)	0.3% for Green River Fund II, L.P.; and
		(iii)	1.7% for Green River Offshore Fund, Ltd.
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote
195,524 shares for Green River Fund I, L.P.;
31,719 shares for Green River Fund II, L.P.; and
203,633 shares for Green River Offshore Fund, Ltd.
		(ii)	Shared power to vote or to direct the vote
0 shares for Green River Fund I, L.P.;
0 shares for Green River Fund II, L.P.; and
0 shares for Green River Offshore Fund, Ltd.
		(iii)	Sole power to dispose or to direct the disposition of
195,524 shares for Green River Fund I, L.P.;
31,719 shares for Green River Fund II, L.P.; and
203,633 shares for Green River Offshore Fund, Ltd.
		(iv)	Shared power to dispose or to direct the disposition of
0 shares for Green River Fund I, L.P.;
0 shares for Green River Fund II, L.P.; and
0 shares for Green River Offshore Fund, Ltd.

(1) Each of Green River Fund I, L.P., Green River Fund II, L.P. and Green River Offshore Fund, Ltd. disclaims the existence of a group with respect to the Common Stock of the issuer, and each disclaims beneficial ownership of the shares of Common Stock owned by the others.

CUSIP No. 228906103

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of a class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

No other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities owned by Green River Fund I, L.P., Green River Fund II, L.P., and Green River Offshore Fund, Ltd.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

CUSIP No. 228906103

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2003

GREEN RIVER FUND I, L.P.

By:	Green River Management I, L.L.C

By:	/s/ Daniel J. O’Brien
Daniel J. O’Brien
Managing Member

GREEN RIVER FUND II, L.P.

By: Green River Management I, L.L.C.

By:	/s/ Daniel J. O’Brien
Daniel J. O’Brien
Managing Member

GREEN RIVER OFFSHORE FUND, LTD.

By:	/s/ Daniel J. O’Brien
Daniel J. O’Brien
Director